UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WCI Communities, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92923C104

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30 , 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other partiesto whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 92923C104

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,092,986
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,092,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,908,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,908,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,908,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,908,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,908,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,908,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,092,986
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,092,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 is filed with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of WCI Communities, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of September 9, 2007 and amends and supplements the Schedule 13D filed on March 14, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are:

•	Castlerigg Master Investments Ltd. (“Castlerigg Master Investments”);
•	Sandell Asset Management Corp., (“SAMC”);
•	Castlerigg International Limited, (“Castlerigg International”);
•	Castlerigg International Holdings Limited (“Castlerigg Holdings”);
•	Castlerigg Global Select Fund Limited (“Castlerigg Global Select”);
•	CGS, Ltd. (“CGS”);
•	Castlerigg GS Holdings, Ltd. (“CGSH”); and
•	Thomas E. Sandell (“Sandell”).

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the “Reporting Persons.”

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market.

On March 14, 2007, SAMC sent a letter to the board of directors (the “Board”) of the Issuer (the “March 14 Letter”) setting forth its belief that a sale of the Issuer is the best and possibly only route to value creation for the Issuer’s shareholders. SAMC stated that it supported Carl Icahn’s efforts to create change at the Issuer with his alternative slate of directors and sees his recent tender offer as a positive step in value maximization at the Issuer. SAMC further stated that it believes that the onus is clearly on the Issuer’s management, Board and financial advisors to step up their efforts to secure the best possible result from the strategic review process and, if that process did not produce a higher value, to work with Mr. Icahn towards a negotiated deal, rather than hiding behind the Issuer’s recently adopted poison pill. A copy of the March 14 Letter is attached hereto as Exhibit A and incorporated herein by reference.

On August 30, 2007, Nick Graziano, who is an analyst employed by SAMC, was elected to the Board by the other Board members.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Representatives of SAMC have engaged and may in the future engage in discussions with members of the Board and management as well as with other shareholders of the Issuer and other interested parties regarding the contents of the March 14 Letter and other matters of interest to the Issuer’s shareholders.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer

(a).          Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 2,184,012 shares of Common Stock held by Castlerigg Master Investments, representing approximately 5.2% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 1,908,974 shares of Common Stock held by CGS, representing approximately 4.5% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a “group,” which “group” may be deemed to beneficially own an aggregate of 4,092,986 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock.

(b).          None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,184,012 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,908,974 shares of Common Stock held by CGS.

(c).          Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

(d).          No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. No person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS.

(e).	Not applicable.
Item 7.	Material To Be Filed As Exhibits

The following documents are filed as appendices and exhibits:

Appendix I:	Transactions Effected During the Past Sixty Days

Appendix II: Joint Filing Agreement (previously filed)

Appendix III: Information Regarding the Instruction C Persons

Exhibit A: Letter to Issuer dated March 14, 2007 (previously filed)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 9, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

SANDELL ASSET MANAGEMENT CORP. By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

CGS, LTD. By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Director Services, LLC

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

On August 30, 2007 and September 7, 2007, respectively, Castlerigg Master Investments acquired 1,163 and 223 shares of Common Stock from the Issuer in lieu of cash director fees.

APPENDIX III

INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell Director Services, LLC serves as a director of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Thomas E. Sandell serves as the managing member of Sandell Director Services, LLC and as an executive officer of Castlerigg International and SAMC.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O’Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons’ knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal Occupation	Address	Citizenship
Thomas E. Sandell	See Item 2	See Item 2	See Item 2
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo Monaco	Belgium
InterCaribbean Services Ltd.	Fund Administrator	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	Curacao, Netherlands Antilles
Timothy O’Brien	Chief Financial Officer of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States
Richard Gashler	General Counsel of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States
Hilmi Unver	Portfolio Manager	98 rue de Saint-Jean case postale 5240 CH-1211 Geneve 11 Switzerland	Switzerland